[redacted]

TBD 3/6

SECURI 10028457 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meeschaert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue 23rd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loic Lamoureux (212) 823-0810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TBD 3/11

OATH OR AFFIRMATION

I, Loic Lamoureux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meeschaert Capital Markets, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ALAN P. RAINES
Notary Public, State of New York
No. 40-02 RA 4724029
Qualified in New York County
Commission Expires February 28, 2001

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Meeschaert Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Meeschaert Capital Markets, Inc. (a corporation and wholly-owned subsidiary of Meeschaert Corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meeschaert Capital Markets, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 22, 2010

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 481,832
Receivable from broker-dealers and clearing organizations	65,824
Prepaid expenses	9,589
Prepaid income taxes	14,017
Due from stockholder	32,183
Miscellaneous receivables	8,910
Furniture and equipment, at cost, net of accumulated depreciation of $79,884	133,881
Deposits	4,120
TOTAL ASSETS	$ 750,356

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 58,110
TOTAL LIABILITIES	58,110
Commitments	
Stockholder's Equity:	
Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	774,900
Retained earnings (deficit)	(82,754)
TOTAL STOCKHOLDER'S EQUITY	692,246
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 750,356

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Statement of Income
For the Year Ended December 31, 2009

Revenues:	
Securities commissions	$ 1,465,795
Interest income	2,651
Other income	69,561
Total revenues	1,538,007
Expenses:	
Commissions and clearance paid to all other brokers	131,482
Communications	131,932
Employee compensation and benefits	1,110,410
Occupancy and equipment costs	255,469
Promotional costs	152,470
Regulatory fees and expenses	31,990
Director's fees	64,000
Other expenses	25,909
Total expenses	1,903,662
(Loss) before benefit from income taxes	(365,655)
Benefit from income taxes	55,475
Net (loss)	$(310,180)

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2008	100	$100	$499,900	$ 227,426	$ 727,426
Net (loss)				(310,180)	(310,180)
Capital contribution	—	—	275,000	—	275,000
Balances at December 31, 2009	100	$100	$774,900	$(82,754)	$ 692,246

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2009	$ -0-

The accompanying notes are an integral part of these financial statements.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net (loss)	$(310,180)
Adjustments to reconcile net (loss) with net cash (used) in operating activities:	
Depreciation	36,491
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(31,806)
Increase in prepaid expenses	(204)
Increase in prepaid income taxes	(6,072)
Increase in miscellaneous receivables	(8,738)
Increase in deposits	(2,426)
Increase in accounts payable and accrued expenses	17,110
Decrease in income taxes payable	(454)
Decrease in deferred taxes	(48,948)
Net Cash (Used) in Operating Activities	(355,227)
Cash Flows from Investing Activities:	
Increase in fixed assets	(14,857)
Net Cash (Used) in Investing Activities	(14,857)
Cash Flows from Financing Activities:	
Decrease in due to stockholder	(17,097)
Increase in due from stockholder	(32,183)
Capital contributions	275,000
Net Cash Provided by Financing Activities	225,720
Net decrease in cash	(144,364)
Cash at beginning of year	626,196
Cash at end of year	$ 481,832
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	-0-

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Meeschaert Capital Markets, Inc. (the "Company") (formerly World Market Equities Incorporated) is incorporated under the laws of the State of Texas and is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France. Effective in November 2007, the Company became a wholly-owned subsidiary of Meeschaert Corporation (the "Parent").

(2) Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expense are adjusted to a trade date basis.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided based upon earnings reported for financial statement purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(2) Summary of Significant Accounting Policies (continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of approximately $484,479 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(5) Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

(6) Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 88,036	$24,304	$ 63,732
Equipment	125,729	55,580	70,149
	$213,765	$79,884	$133,881

Depreciation expense for the year ended December 31, 2009 was $36,491 and is included in occupancy and equipment cost.

(7) Related Party Transactions

The Company is due $32,183 from the Parent at December 31, 2009. This amount represents expenses paid on behalf of the Parent by the Company.

(8) Lease Commitments

The Company leases its office facilities from the Parent on a month-to-month basis. Rent expense charged to operations amounted to $182,000 for the year ended December 31, 2009.

(9) Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes consists of the following:

	Total	Current	Deferred
Federal Income Tax	$(37,289)	$ -0-	$(37,289)
NYS Franchise Tax	(8,408)	300	(8,708)
NYC General Corporation Tax	(9,778)	637	(10,415)
Total	$(55,475)	$937	$(56,412)

(10) Retirement Plan

The Company maintains a 401(k) retirement plan which covers qualified employees. The Company's contribution to the plan is based on a percentage of employees' contributions. For the year ended December 31, 2009, the Company made a contribution of $30,910, which is included in employee compensation and benefits on the accompanying Statement of Income.

(11) Off-Balance Sheet Risk and Concentration of Credit Risk for Cash Held in Bank

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk. Included in cash, on the accompanying statement of financial condition at December 31, 2009, are balances with a financial institution which are in excess of the maximum amount insured by the Federal Deposit Insurance Corporation. This financial institution has a strong credit rating and management believes that credit risk related to these accounts is minimal.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2009

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
MEESCHAERT CORPORATION)
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2009

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$692,246
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		692,246
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ 9,589	
Prepaid income taxes	14,017	
Loan to stockholder	32,183	
Miscellaneous receivables	8,910	
Net furniture and equipment	133,881	
Deposits	4,120	202,700
Net capital before haircuts on securities positions		489,546
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading and investment securities	5,067	
Undue concentration	-0-	5,067
Net capital		$484,479

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 58,110
Total aggregate indebtedness	$ 58,110

The preceding notes are an integral part of this supplemental information.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2009

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$484,479
Net capital per audited report	$484,479

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,874
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$479,479
Excess net capital at 1000%	$478,668
Ratio: Aggregate indebtedness to net capital	0.12 to 1

The preceding notes are an integral part of this supplemental information.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)
Schedule of Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3
As of December 31, 2009

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

MEESCHAERT CAPITAL MARKETS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF MEESCHAERT CORPORATION)

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Meeschaert Capital Markets, Inc.

In planning and performing our audit of the financial statements of Meeschaert Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 22, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 22, 2010 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 22, 2010